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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


Commission File Number: 0-14026


                          DALTEX MEDICAL SCIENCES, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   235502 10 1
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                                 (CUSIP Number)


               C. Lawrence Rutstein, 7777 Glades Rd., Suite 211,
                      Boca Raton, FL 33434, (561)470-6005
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 1999
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             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

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_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           C. Lawrence Rutstein
           MCG Partners, Inc.             65-0838800
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                                                                   PF, WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           USA/Florida
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   C. Lawrence Rutstein:  29,999,400
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   MCG Partners, Inc.:  30,000,300
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   C. Lawrence Rutstein:  29,999,400
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   MCG Partners, Inc.:  30,000,300
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          C. Lawrence Rutstein:  59,999,700
          MCG Partners, Inc.:    30,000,300
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          C. Lawrence Rutstein:  60.82%
          MCG Partners, Inc.:    30.42%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN, CO
______________________________________________________________________________


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Item 1.           Security and Issuer.
                  This Statement relates to the shares of common stock of Daltex Medical Sciences, Inc., a Delaware corporation having a principal business and the address of its principal office at 7777 Glades Road, Suite 211, Boca Raton, Florida 33434.

Item 2.           Identity and Background.

                  a. MCG Partners, Inc. ("MCG"), was organized in Florida to engage in merchant banking. Mr. Rutstein is a founder, officer, director and principal shareholder of MCG.

                  b. The principal business and principal office address of MCG and Mr. Rutstein are 7777 Glades Road, Suite 211, Boca Raton, Florida 33434

                  c. Neither MCG nor Mr. Rutstein has been convicted in a criminal proceeding and they are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

                  e. During the past five years neither MCG nor Mr. Rutstein has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation or which found any violation with respect to such laws.

                  f.       Mr. Rutstein is an American citizen.

Item 3.           Source and Amount of Funds or Other Consideration.
                  The funds used by MCG to purchase common and convertible preferred stock were working capital funds of the corporation and Mr. Rutstein used his own funds for that purpose. No part of the consideration was borrowed.

Item 4.           Purpose of Transaction.
                  The purpose of the transactions was to acquire a significant position in the issuer with a view to having the issuer acquire, or be acquired by, another corporation in a merger or other business combination involving the issuer. No such transaction has been identified as of the date of this Report.



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                  The reporting persons anticipate that the issuer will
materially change its present capitalization through an increase in the number of authorized shares, a reverse split of the authorized shares outstanding, or both.

Item 5.           Interest in Securities of the Issuer.

                  MCG is the beneficial owner of 30,000,300 shares of common stock, which includes 333,300 shares of common stock held by MCG and 29,667,000 shares of common stock underlying 29,667 shares of Series A Convertible Preferred Stock held by MCG. Mr. Rutstein is the beneficial owner of 59,999,700 shares, which includes the shares beneficially owned by MCG, 333,400 shares of common stock held by Mr. Rutstein, and 29,666,000 shares of common stock underlying the 29,666 shares of Series A Convertible Preferred Stock held by Mr. Rutstein. Mr. Rutstein has sole power to vote the equivalent of 29,666,000 shares of common stock, and has sole power to dispose or direct the disposition of that number of shares. MCG shares voting power with Mr. Rutstein as to its shares of common stock which it beneficially owns, and also shares with Mr. Rutstein the power to dispose or direct the disposition of MCG's shares. Mr. Rutstein and MCG disclaim beneficial ownership of any other shares of the issuer's common stock held by any other person. There is no voting agreement or other agreement between Mr. Rutstein and MCG, or between either Mr. Rutstein or MCG and any other person with respect to the voting or disposition of the shares held of record or beneficially by either of them. Both Mr. Rutstein and MCG disclaim that either of them is part of any group except insofar as Mr. Rutstein's ownership of shares of MCG and his position as an officer and director of that company would deem him to be a member of a group with MCG. Both Mr. Rutstein and MCG acquired shares of the issuer's common stock and shares of the issuer's Series A Convertible Preferred Stock on February 1, 1999, although the issuer did not file a certificate of designations in Delaware with respect to its Series A Convertible Preferred Stock until June 10, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

                                                       6/24/99
                                        -----------------------------------
                                                        (Date)

                                        /s/ C. Lawrence Rutstein
                                        -----------------------------------
                                        C. Lawrence Rutstein



                                                       6/24/99
                                        -----------------------------------
                                                        (Date)

                                        MCG PARTNERS, INC.


                                        By: /s/ C. Lawrence Rutstein
                                           ---------------------------------
                                           C. Lawrence Rutstein, President




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